DLA Piper US LLP
701 Fifth Avenue, Suite 7000
Seattle, Washington 98104-7044
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Heidi M. Drivdahl
heidi.drivdahl@dlapiper.com
T 206.839.4826
F 206.494.1774

June 28, 2007	OUR FILE NO. 353840-176
Via EDGAR
Mr. Jeffrey Reidler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	ImaRx Therapeutics, Inc.
Registration Statement on Form S-l, Amendment No. 1
Filed June 12, 2007
File No. 333-142646
Dear Mr. Riedler:
This letter is submitted on behalf of ImaRx Therapeutics, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (filed June 12, 2007, Registration No. 333-142646) (the “Registration Statement”), as set forth in your letter to Bradford A. Zakes, dated June 25, 2007. We are filing via EDGAR under separate cover Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes in response to the Staff’s comments. For reference purposes, the text of your letter dated June 25, 2007 has been reproduced herein (in bold), with the Company’s response below each numbered comment.
FORM S-l
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 38
1.	Please revise the disclosures you added throughout your filing in response to our previous comment 32 to clarify how much of your inventory is labeled for expiration. In this regard, please specifically disclose how much of the 64% of inventory you expect to sell with scheduled expiration by October 2007 is currently labeled for sale. In addition, on page 39 you disclose that you sold $9.0 million of Abbokinase in April 2007 with expiration dates

Mr. Jeffrey Reidler
June 28, 2007
Page Two

ranging from December 2008 to August 2009. Please revise your disclosure in MD&A to clearly explain why you did not include any of the inventory expected to expire by October 2007 in your April 2007 sales.
Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 11, 39, 46, 53, 61, F-8 and F-27 of Amendment No. 2 to clarify that none of the 64% of inventory the Company expects hospitals to purchase and that has expiration dates on or before October 2007 has been labeled, and that the remaining inventory the Company expects hospitals to purchase is labeled with expiration dates ranging from December 2008 to August 2009. In addition, in response to the Staff’s comment, the Company has added the following disclosure on page 39 of Amendment No. 2: “We did not request a lot release for or sell any vials of Abbokinase that expire between August and October 2007 because we do not believe the vials would have been sold by the wholesalers and used by hospitals prior to such expiration dates.”
Critical Accounting Policies and Significant Judgments and Estimates
Inventory, page 41
2.	If a significant amount of the inventory you expect to expire by October 2007 is currently labeled and therefore not eligible for re-labeling, please revise your disclosure to clearly disclose why you have not recorded an obsolescence reserve. In this regard, please disclose the source of your sales estimates, the material assumptions you made in your analysis and the reasonably likely changes in your assumptions and the resulting impact on your financial position, results of operations and liquidity.
Company Response: The Company respectfully advises the Staff that none of the vials of Abbokinase that the Company expects to sell to hospitals and that have expiration dates on or before October 2007 have been labeled.
3.	Please revise your disclosure to clearly indicate why you acquired 1,600 additional vials of Abbokinase from one of your wholesale distributors when you do not appear to be in a position to sell all the vials you have in inventory. In this regard, you disclose that initially you estimated that you would only be able to sell approximately 111,000 of the 153,000 vials acquired from Abbott. Please disclose why you apparently believe you will be in a position to sell 112,600 vials of Abbokinase. In addition, please represent to us that if your market expectations change and you ultimately will be able to sell more that 112,600 vials, that you will disclose this fact in any future filings under the Exchange Act and that you will disclose the impact on future margin of selling vials with an effective book value of zero.
Company Response: In response to the Staff’s comment, the Company has added disclosure on page 41 of Amendment No. 2 to explain that the Company purchased 1,600 additional vials of Abbokinase from

Mr. Jeffrey Reidler
June 28, 2007
Page Three

one of its wholesale distributors in order to fill immediate market demand for labeled vials while the Company was waiting for the FDA to approve a lot release and labeling of additional vials in inventory. The Company represents to the staff that if the Company’s market expectations change and the Company will be able to sell more than 112,600 vials of Abbokinase, the Company will disclose this fact and the impact on future margin of selling vials of Abbokinase with an effective book value of zero in future filings by the Company under the Exchange Act.
Principal Stockholders, page 90
4.	Please identify the natural persons who are the beneficial owners of the shares held by ITX International Equity Corp.
Company Response: In response to the Staff’s comment and based on information received by the Company from ITX International Equity Corp., the Company has added disclosure on page 91 of Amendment No. 2 to reflect that Mr. Takehito Jimbo is the President and Chief Executive Officer and a member of the board of directors of ITX International Equity Corp. and that Mr. Jimbo may be deemed to have sole voting and dispositive power with respect to the shares held by such entity.
Notes to Consolidated Financial Statements
Note 2: Significant Accounting Policies
Revenue Recognition, page F-9
5.	We acknowledge your response to our previous comment 33. Please revise your disclosure to clearly indicate why you do not have a history of product returns and are therefore apparently unable to reasonably estimate product returns. In this regard, it is clear that Abbokinase was previously marketed by Abbott and it is presumed that historical returns data does exist.
Company Response: In response to the Staff’s comment, the Company has added disclosure on page F-10 of Amendment No. 2 to explain that, although Abbokinase was previously marketed by Abbott Laboratories, the Company was unable to obtain historical returns data for the product from Abbott Laboratories at the time of its acquisition of Abbokinase.
Note 4: Income Taxes, page F-15
6.	We acknowledge your response to our previous comment 35. It is unclear why you reference EITF 96-1 in your response and disclosure as this consensus was ultimately codified into EITF 00-19 and does not appear to relate to income tax accounting. It is also unclear whether you intended to refer to EITF 96-7 which applies to deferred tax accounting for in-process research and development but only in business combinations. Please revise your disclosure to remove reference to the EITF consensus or explain to us how it applies in your circumstances by specifically referencing the provision(s) and describing how they apply.
Company Response: In response to the Staff’s comment, the Company has deleted the reference to the EITF consensus on page F-16 of Amendment No. 2.

Mr. Jeffrey Reidler
June 28, 2007
Page Four

* * * * *
We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact the undersigned at (206) 839-4826 or my colleague, Mark Hoffman, at (206) 839-4823 if you have any questions regarding this letter or Amendment No. 2.
Very truly yours,
DLA Piper US LLP
/s/ Heidi M. Drivdahl
Heidi M. Drivdahl
heidi.drivdahl@dlapiper.com

cc:	Mr. Greg Belliston
Mr. Mark Brunhofer
Mr. James Rosenberg
Mr. Bradford A. Zakes (ImaRx Therapeutics, Inc.)
Mr. Greg Cobb (ImaRx Therapeutics, Inc.)
Mr. Kevin Ontiveros (ImaRx Therapeutics, Inc.)
Mr. John M. Steel
Mr. Mark F. Hoffman